Exhibit 2
FOR IMMEDIATE RELEASE

Affimed N.V. Announces Closing of Public Offering of Common Stock and Exercise of Underwriters’ Option to Purchase Additional Shares

Heidelberg, Germany, May 12, 2015 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage biopharmaceutical company developing highly targeted cancer immunotherapies, today announced the closing of its previously announced public offering of 5,750,000 of its common shares at a public offering price of $7.15 per common share. The total includes 750,000 common shares issued pursuant to the underwriters’ option to purchase additional shares, which was exercised on May 7, 2015. After deducting the underwriting discounts and other estimated offering expenses, the net proceeds of the public offering are expected to be approximately $37.1 million.

Jefferies LLC, Leerink Partners LLC and BMO Capital Markets Corp. acted as joint book-running managers for the offering, and Oppenheimer & Co. Inc. acted as lead manager.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on May 6, 2015. The offering was made only by means of a prospectus. Copies of the prospectus related to the offering may be obtained by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, telephone: (877) 547-6340, e-mail: Prospectus_Department@Jefferies.com, Leerink Partners LLP, Attention: Leerink Partners Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, telephone: (800) 808-7525 extension 6142, e-mail: Syndicate@Leerink.com, or BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, Telephone: (800) 414-3627, e-mail: BmoProspectus@Bmo.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Affimed N.V.

Affimed N.V. (Nasdaq: AFMD) is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells. Affimed has focused its research and development efforts on three proprietary TandAb programs for which it retains global commercial rights.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading "Risk Factors" in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Affimed N.V.
Adi Hoess, CEO
Phone: +49 6221 65307-0
E-Mail: IR@affimed.com